April 18, 2005

FILED VIA EDGAR

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:      Pocahontas Bancorp, Inc.
                     Form 10-K for the fiscal year ended September 30, 2004 Filed December 29, 2004

                     Form 10-Q for the period ended December 31, 2004 File Number: 000-23969

Dear Mr. Nolan:

     We are in receipt of your letter dated March 18, 2005 providing comments on the referenced filings for Pocahontas Bancorp, Inc. (the "Company").

     For your convenience we have reproduced each of the staff's comments, with the Company's responses following each comment as follows:

Form 10-K filed on December 29, 2004
------------------------------------

Notes to the Consolidated Financial Statements
----------------------------------------------

Note 1. Summary of Significant Accounting Policies
--------------------------------------------------

1. We note that you amortize core deposit premiums over ten years, which approximates the estimated life of the purchased deposits. We acknowledge that you periodically evaluate the carrying value to estimate the remaining periods of benefit. Further we note that your deposit balances decreased from $586 million as of September 30, 2003 to $491 million as of September 30, 2004 and the accompanying discussions on page 10 of your Annual Report. Please supplementally provide the following:

     o An analysis of your most recent periodic review performed which has enabled you to conclude no core deposit premium impairment exists. Specifically state in your response when this analysis was performed and provide all relevant details and schedules, as appropriate;


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


          Deposit balances acquired through acquisitions that comprise the basis for our core deposit premium are analyzed annually and monitored quarterly. The last such annual analysis was completed during the quarter ended December 31, 2004. The Company's annual analysis is conducted under the principles of SFAS 142, Goodwill and Other Intangible Assets, paragraph 15. This guidance requires consideration of SFAS 121, which has been superseded by SFAS 144, Accounting for the Impairment of Disposal of Long-Lived Assets. No events or changes in circumstances occurred that would require the core deposit premium to be tested for recoverability as required in SFAS 144, paragraph 8. Included in our annual analysis is a comparison of the projected deposit balances on which the core deposit premium asset was determined at the time of each acquisition with the actual deposit balances at the annual reporting period. At September 30, 2004, the deposit balances at all acquired operating branches were in excess of the balances at the date of the related acquisition. Deposits acquired totaled $244.3 million at acquisition and $306.5 million at September 30, 2004. You observed and asked about the decline in deposits during the year ended September 30, 2004. The Company's management decided to permit a decrease in deposits by not matching competitor rates during the year ended September 30, 2004, due to the high cost of those deposits and the alternative sources the Company had for funds. However, as noted above, the results of this decision did not decrease the balances of deposits at acquired locations to less than the balances of those deposits at the dates of acquisition. During the year ended September 30, 2004, the Company did sell a branch location that had been a part of an acquisition in a prior year. In accounting for this sale, the Company analyzed the amount of remaining core deposit premium at the date of the sale of the branch location and appropriately adjusted the carrying value of the core deposit premium. This analysis was a result of our quarterly monitoring of deposit balances for unusual or unexpected declines.

     o Include within your analysis the portion of the decrease in deposit balances specifically attributable to your current acquisitions for which core deposit intangibles were recorded and are currently being amortized;

          The balance of deposits at the acquired branches associated with the core deposit premiums decreased from $367.0 million at September 30, 2003, to $306.5 million at September 30, 2004. The $306.5 million balance of deposits at acquired branches on September 30, 2004, although down for the year, is still over $62.0 million higher than the balance of deposits acquired. As noted above, during fiscal 2004, the Company sold a branch resulting in a decrease in deposits of $13.0 million. The Company recorded an appropriate adjustment to core deposit premiums associated with the transaction.

     o Explain how you determined that a useful life of ten years for all core deposit premiums is appropriate based on your analysis;

          Following the guidance contained within SFAS 142, - Goodwill and Other Intangible Assets, paragraph 11, for each acquisition the Company analyzed the core deposit premium asset and calculated the number of years that the asset was expected to contribute to the Company's future cash flows. The Company estimated the number of years it would take the acquired deposits to reach 5% of the original accounts acquired. The Company applied a retention rate (determined individually for each acquisition)

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

          based on historical retention rates. This analysis resulted in estimated useful lives ranging between 15 to 29 years for the core deposit premiums associated with the acquisitions.

          In addition to the analysis performed by the Company, the Company retained an unaffiliated and widely respected business valuation firm to assist with the valuation and analysis of the Company's core deposit premiums and their related useful lives. The firm concurred with the Company's analysis. Based on the Company's analysis and subject to the ten-year limitations included in Staff Accounting Bulletin 42A (the applicable guidance at the time of the acquisitions), the Company determined that 10 years would be used for the estimated useful lives and subsequent amortization period for core deposit premiums. No events or circumstances have occurred that caused the Company to change the useful lives of the intangible assets or revise the remaining period of amortization as prescribed by SFAS 142, paragraph 14, other than the branch sale noted above.

     o Please provide to us a rollforward of your core deposit premium, net balance as presented in your Consolidated Statements of Financial Condition. Specifically, we note that your balance has decreased approximately $1.58 million, but your expense as reported in your Consolidated Statements of Cash Flows relating to your amortization of core deposit premiums was $944,696;


          Beginning Balance October 1, 2003                      7,880,406
            Amortization                                          (944,696)
            Adjustment for sale of Strawberry Branch              (639,187)
                                                              -------------
          Ending Balance September 30, 2004                      6,296,523
                                                              =============

     o Please tell us what line item in the financial statements your amortization of core deposit premiums is recorded and revise your accounting policy footnote in future filings accordingly.

          The amortization of core deposit premiums is reported in the "interest expense on deposits" line item of the Company's Consolidated Statement of Income. The Company considers the amortization of core deposit premiums a cost associated with the deposits acquired and therefore presents the expense associated with the amortization as interest expense, a line item within continuing operations as prescribed by SFAS 142, paragraph 42. The Company will revise future filings to disclose that amortization of core deposit premiums is included in the "interest expense" line item of the Company's Consolidated Statement of Income.

     Please refer to the authoritative  guidance in paragraphs 11-15 of SFAS No.
     142. Please specifically key your individual responses to the above guidance when you explain how you determined your relevant accounting for this issue.

          As requested in the comment, we have referred to the guidance of SFAS No. 142 in the above responses.

2. We note from your Critical Accounting Policy disclosure on page 6 that goodwill is reviewed at least annually to ensure that there have been no events of circumstances resulting in an impairment of the recorded amount of excess purchase price. You also

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

     state that adverse changes in the economic environment, operations of acquired business units, or other factors could result in a decline in projected fair values. We also note that you have acquired numerous institutions as evidenced on page 2 of your most recent 10-K filing. Please supplementally provide to us the following:

     o Explain how you have identified reporting unit(s) on which to review your goodwill for potential impairment;

          The Company has identified a single reporting unit to exist. In determining the reporting unit, the Company referred to SFAS 142, paragraph 30, EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142, and SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which defines a reporting unit as the same level as, or one level below, an operating segment. The companies acquired by the Company have all been banking or savings and loan holding companies exhibiting similar economic characteristics and subject to similar economic conditions as the Company. Neither the assets nor liabilities obtained in such acquisitions were unique, and all of the acquired companies offered similar products and services to customers. In these circumstances, paragraph 17 of SFAS 131 indicates the existence and use of a single reporting unit.

          In addition, as noted above, the Company engaged an unaffiliated appraisal firm to assist in the fair value computation that was used in the analysis to determine whether impairment existed. As part of that process, that firm independently reached the conclusion that only one reporting unit exists.

     o Explain how you have assigned acquired assets (including goodwill) and liabilities for your reporting unit(s);

          As required by SFAS 141, Business Combinations, the purchase method of accounting was used in recording all assets and liabilities associated with each acquisition. No assignment of acquired assets or liabilities was necessary because only one reporting unit exists, as defined in SFAS 131.

     o Explain the method(s) by which you have measured the fair value of your reporting unit(s) during your most recent analysis;

          As noted above, the Company engaged an unaffiliated appraisal firm to assist in the valuation computation that was used to determine that no impairment existed. Fair value is defined in SFAS 142 as "the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale." The following is noted in respect to this definition of value:

          o An active market was simulated, assuming that it exists and functions properly.

          o    Fair value is expressed in cash-equivalent terms.

          o While the definition above is silent with regard to the "level" of value (i.e., marketable or nonmarketable minority control), paragraph 23 of SFAS 142 clarifies that fair value is applicable to the unit "as a whole," or at the controlling interest level of value. Further comments regarding the consideration of

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

               synergies in the valuation of the reporting unit lead the Company to conclude that fair value is consistent with the traditional notation of investment value to the current owner (in other words, considering all synergies and other benefits expected to accrue to the reporting unit).

          The fair value is a correlated indication of value computed by weighting various valuations as prescribed by SFAS 142, paragraphs 23
          - 25. The discounted future benefits approach and single period capitalization of earnings were each accorded a one-third weight. This reflects the primary importance that the market places on the earnings capacity and expected growth therein as the primary determinants of financial institution value. The stated and tangible capitalized book value were combined and accorded a one-third weight.

     o Include in your response how the significant decrease experienced in your deposit balances in the current year has impacted your most recent fair value determination;

          The decreases in the Company's deposit balances during the year ended September 30, 2004, caused management to analyze whether the decrease in total deposits was also reflected in those deposits used in the initial determination of the core deposit premiums and whether such decrease, if it existed, indicated a decrease beyond that anticipated at the date of initial determination of the core deposit premiums for each acquisition. Management included in its analysis the reasonableness of the decreases actually experienced compared to what management believed, based on the markets the Company serve, should have been decreases that should be expected given management's strategy of not meeting market rates on certain deposits, as discussed above. The purpose of this analysis was to determine whether unexplained decreases in those deposits used in the initial determination of the core deposit premiums had occurred. The decreases in deposits also caused management to focus on whether the amortization period utilized based on the initial analysis of the core deposit premiums remained an appropriate amortization period at September 30, 2004. Management determined that there were decreases in those deposits used in the initial determination of the core deposit premiums but that the decreases were in line with management's expectations as a result of its strategy and were not unexplained. Given these findings, management determined that the amortization period remained appropriate. Accordingly, management determined that there was no indication of impairment of core deposit premiums or goodwill during fiscal 2004.

     o Explain how recently acquired operations of business units have impacted your most recent goodwill impairment analysis.

          The Company's last acquisition was in April 2003. The goodwill impairment analysis performed annually is for the one reporting unit, which is at the consolidated level of the Company. Consequently, the determination of whether goodwill impairment exists is affected by the performance of every financial activity of the Company. Acquired operations are a part of the consolidated operations and have a direct impact. As noted above, the acquired operations have been substantially banking-regulated companies with operations economically similar to the historical operations of the Company before its acquisitions.

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

Please include the authoritative guidance in SFAS No. 142 in your response.

     As requested in the comment, the above responses include references to the authoritative guidance in SFAS No. 142.

     After reviewing the staff's comments and in developing the above responses, we have concluded that no amendment to the Company's Form 10-K for the fiscal year ended September 30, 2004 or the Company's Form 10-Q for the period ended December 31, 2004 is necessary. Further, we note that the staff's comments request only "supplemental" responses.

     Finally, as requested by the staff, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in this letter;

     o staff comments or changes to the Company's disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this letter; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust the foregoing is responsive to the staff's comments. Any questions with regard to the foregoing should be directed to the undersigned at (870) 802-1700.

                                             Respectfully,

                                             /s/ Dwayne Powell

                                             Dwayne Powell
                                             Chief Executive Officer


cc:     Terry Prichard, Chief Financial Officer
        Robert B. Pomerenk, Esq.- Luse Gorman Pomerenk & Schick







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